Filed Pursuant to Rules 424(b)(3) and 424(b)(7)
Registration No. 333-132447

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED MARCH 15, 2006)

2.25% Senior Convertible Notes due 2025

Common Stock Issuable upon Conversion of the Notes

This prospectus supplement supplements the prospectus, dated March 15, 2006, relating to the resale by selling securityholders of up to $225 million aggregate principal amount of 2.25% Senior Convertible Notes due 2025 and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Our common stock is quoted on the Nasdaq National Market under the symbol “PMCS.” On March 14, 2006, the last quoted sale price of our common stock was $11.32 per share.

Investing in the notes or our common stock involves risks. See “Risk Factors” beginning on page 2 of the prospectus dated March 15, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 15, 2006.

S-i

SELLING SECURITYHOLDERS

The notes were originally issued by PMC-Sierra and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell, pursuant to this prospectus supplement and the prospectus, any or all of the notes and shares of common stock into which the notes are convertible.

The following table sets forth information, as of March 14, 2006, with respect to the selling securityholders and the principal amounts of notes and numbers of shares of common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus supplement and the prospectus. The information is based on information provided to us by or on behalf of the selling securityholders, and we have not independently verified this information. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales; the table below assumes that all selling securityholders will sell all of their notes or common stock, unless otherwise indicated. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

The percentage of notes outstanding beneficially owned by each selling securityholder is based on $225,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on the current conversion rate of 113.6687 shares of common stock per $1,000 aggregate principal amount of notes and a cash payment in lieu of any fractional shares.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, with the exception of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which acted as an initial purchaser in the original issuance of the notes on October 26, 2005.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Outstanding Notes Beneficially Owned Prior to this Offering		Shares of Common Stock Issuable Upon Conversion of the Notes and Available for Resale(1)(2)	Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock Beneficially Owned (3)
Aloha Airlines Non-Pilots Pension Trust	$30,000	*	%	3,410	—	*	%
Aristeia International Limited(4)	14,620,000	6.5		1,661,836	—	*
Aristeia Partners LP(5)	2,380,000	1.1		270,531	—	*
Attorneys’ Title Insurance Fund	50,000	*		5,683	—	*
BNP Paribas Equity Strategies, SNC(6)	1,142,000	*		129,809	36,452	*
Boilermakers Blacksmith Pension Trust	1,070,000	*		121,625	—	*
CC Convertible Arbitrage, Ltd.(6)	500,000	*		56,834	—	*
Citadel Equity Fund Ltd.(6)	40,000,000	17.8		4,546,748	—	2.4
CNH CA Master Account, LP	9,000,000	4.0		1,023,018	—	*
Continental Assurance Company on behalf of its separate account (E)(6)	2,250,000	1.0		255,754	—	*

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Outstanding Notes Beneficially Owned Prior to this Offering	Shares of Common Stock Issuable Upon Conversion of the Notes and Available for Resale(1)(2)	Shares of Common Stock Beneficially Owned		Percentage of Outstanding Common Stock Beneficially Owned (3)
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	402,000	*	45,694	—		*
D.E. Shaw Valence Portfolios, L.L.C.(6)(7)	5,000,000	2.2	568,343	—		*
Delta Airlines Master Trust	225,000	*	25,575	—		*
Estate of James Campbell EST2	1,000,000	*	113,668	—		*
Fore Convertible Master Fund, Ltd.	18,000,000	8.0	2,043,036	—		1.1
Fore Erisa Fund, Ltd.	3,000,000	1.3	341,006	—		*
Fore Multi Strategy Master Fund, Ltd.	9,500,000	4.2	1,079,852	—		*
FPL Group Employees Pension Plan	210,000	*	23,870	—		*
Froley Revy Convertible Arbitrage Offshore	500,000	*	56,834	—		*
FrontPoint Convertible Arbitrage Fund, L.P.	2,750,000	1.2	312,588	—		*
Highbridge International LLC	15,000,000	6.7	1,705,030	—		*
JMG Capital Partners, L.P.(8)	5,500,000	2.4	625,177	—		*
JMG Triton Offshore Fund, Ltd.(9)	5,500,000	2.4	625,177	—		*
LDG Limited(10)	397,000	*	45,126	—		*
Lyxor/Convertible Arbitrage Fund Limited	90,000	*	10,230	—		*
Man Mac I, Ltd.(11)	9,500,000	4.2	1,079,852	—		*
Merrill Lynch, Pierce, Fenner & Smith Incorporated (6)(12)	5,675,000	2.5	645,069	—		*
MSD TCB, LP	30,500,000	13.6	3,466,895	—		1.8
MSS Convertible Arbitrage I c/o TQA Investors	56,000	*	6,365	—		*
Raimus Master Fund, Ltd.(6)	1,000,000	*	113,668	—		*
RBC Capital Markets	3,000,000	1.3	341,006	—		*
RCG Halifax Fund Ltd.(6)	500,000	*	56,834	—		*
RCG Latitude Master Fund, Ltd.(6)	6,500,000	2.9	738,846	—		*
Satellite Convertible Arbitrage Masterfund LLC	6,000,000	2.7	682,012	—		*
Singlehedge US Convertible Arbitrage Fund	124,000	*	14,094	—		*
Southern Farm Bureau Life Insurance	240,000	*	27,280	—		*
Sphinx Fund	610,000	*	69,337	—		*
Sturgeon Limited(13)	242,000	*	27,507	—		*
TQA Master Fund	3,788,000	1.7	430,577	—		*
TQA Master Plus Fund	1,384,000	*	157,317	—		*
Vicis Capital Master Fund	8,000,000	3.6	909,349	—		*
Zurich Institutional Benchmark Master Fund	821,000	*	93,322	—		*
Any other holders of notes or shares of common stock issued on conversion of the notes and future transferees, pledgees, donees and successors thereof(14)	8,944,000	4.0	1,019,674	—	(15)	*	(15)

Total	225,000,000	100%	25,575,458	36,452		13.62%

*	Less than one percent.
(1)	Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling securityholders provided us with the information regarding their holdings of notes and common stock for inclusion herein.

(2)	Consists of shares of common stock issuable upon conversion of the notes, assuming the initial conversion rate of 113.6687 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share interests. The conversion price is subject to adjustment as described in the prospectus under “Description of the Notes—Conversion Rights.”
(3)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 185,948,126 shares outstanding as of March 14, 2006. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the convertible notes held by a particular holder. However, we did not assume the conversion of the convertible notes held by any other holder.
(4)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella and Bill Techar.
(5)	Aristeia Advisors LLC is the general partner for Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr., Anthony Frascella, & Bill Techar.
(6)	This selling securityholder is an affiliate of a broker-dealer.
(7)	D.E. Shaw & Co. L.P., as either managing member or investment adviser, has voting and investment control over any shares of common stock issuable upon conversion of the notes. Julius Gaudio, Eric Wepsic and Anne Dinning, or their designees, exercise voting and investment control over the notes on D.E. Shaw & Co. L.P.’s behalf.
(8)	JMG Capital Management, LLC is the general partner of JMG Capital Partners, L.P. and has voting and dispositive power over its investments, including the notes and shares of common stock issuable upon conversion of the notes. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc. and Asset Alliance Holding Corp. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over the portfolio holdings of JMG Capital Partners, L.P.
(9)	Pacific Assets Management LLC is the investment manager for JMG Triton Offshore Fund, Ltd. and has voting and dispositive power over its investments, including the notes and shares of common stock issuable upon conversion of the notes. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc. and Asset Alliance Holding Corp. The equity interests of Pacific Capital Management, Inc. are owned by Roger Richter, Jonathan M. Glaser and Daniel A. David. Jonathan M. Glaser and Roger Richter have sole investment discretion over the portfolio holdings of JMG Triton Offshore Fund, Ltd.
(10)	TQA Investors LLC has sole investment power and shared voting power. Its members are Robert Buttman, John Idone, George Esser, Paul Bucci, and Bartholomew Tesoriero.
(11)	Man-Diversified Fund II Ltd. has been identified as the Controlling Entity of Man Mac I Ltd., the beneficial owner of the notes. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.
(12)	Merrill Lynch, Pierce, Fenner & Smith Incorporated has, from time to time, served in a financial investment advisory capacity for us, including acting as an initial purchaser in connection with the original issuance of the notes on October 26, 2005.
(13)	CooperNeff Advisors Inc. has sole investment control and shared voting control. Christian Menestrier is the CEO of CooperNeff Advisors Inc.
(14)	Any of these other holders of the notes or shares of common stock issued on conversion of the notes may be identified at a later date by means of one or more prospectus supplements.
(15)	Assumes that any of these holders of the notes or shares of common stock issuable on conversion of the notes and their respective transferees, pledgees, donees and successors do not beneficially own any common stock other than the common stock issued or issuable upon conversion of the notes.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in one or more subsequent prospectus supplements, if and when required. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus supplement. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes.

The selling securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock issuable upon conversion of the notes from time to time directly to purchasers or through broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock issuable upon conversion of the notes may be sold:

•	in one or more transactions at fixed prices;

•	at prevailing market prices at the time of sale;

•	at prices related to the prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected in transactions, which may involve crosses (transactions in which the same broker acts as an agent on both sides of the trade) or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

In connection with the sale of the notes and the common stock issuable upon conversion of the notes, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock in the course of hedging the positions they assume; however, the selling securityholders may not use the common stock issuable upon conversion of the notes to satisfy a short sale obligation entered into prior to March 15, 2006, the date of the effectiveness of the registration statement relating to the notes and the common stock issuable upon conversion of the notes. Subject to the limitation described above, the selling securityholders may also sell the notes or the common stock covered by this prospectus supplement and the prospectus short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock to broker-dealers or other financial institutions that in turn may sell these securities. The selling securityholders also may transfer, donate and pledge notes and shares of common stock issuable upon conversion of the notes, in which case the transferees, donees, pledgees or other successors in interest will be deemed selling securityholders for purposes of this prospectus supplement and the prospectus.

The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any, payable by them. Each of the selling securityholders reserves the right to accept and, together with their broker-dealers or agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock issuable upon conversion of the notes to be made directly or through broker-dealers or agents.

Our common stock is listed for trading on the Nasdaq National Market. There is no public market for the notes, and we do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and the common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the common stock issuable upon conversion of the notes may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes or the common stock issuable upon conversion of the notes may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Selling securityholders may fulfill their prospectus delivery requirements with respect to the notes and the common stock with this prospectus supplement and the prospectus. If the selling securityholders were deemed to be underwriters, the selling securityholders could be subject to certain statutory liabilities under the federal securities laws, including under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The selling securityholders and any other persons participating in the distribution of the notes and the common stock issuable upon conversion of the notes will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of or prohibit the purchase and sale of notes and the common stock issuable upon conversion of the notes by the selling securityholders and any such other person. In addition, under Regulation M, any selling securityholder or other person engaged in the “distribution”, within the meaning of Regulation M, of the notes and the common stock issuable upon conversion of the notes may not engage in market-making activities with respect to the notes and the common stock issuable upon conversion of the notes for certain periods prior to the commencement of that distribution, unless, in the case of persons other than selling securityholders, an applicable exemption is available under Regulation M. The foregoing may affect the marketability of the notes and the common stock covered by this prospectus supplement and the ability of any person or entity to engage in market-making activities with respect to those securities.

In that regard, the selling securityholders are required to acknowledge that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with the offering made by this prospectus supplement and the prospectus. Each selling securityholder is required to agree that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

The selling securityholders may not sell any, or may sell less than all, of the notes and the common stock issuable upon conversion of the notes offered by them pursuant to this prospectus supplement and the prospectus. In addition, any securities covered by this prospectus supplement and the prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus supplement and the prospectus. A selling holder may transfer, devise or gift these securities by other means not described in this prospectus supplement.

To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent or broker dealer, and any applicable commissions or discounts with respect to a particular sale or other disposition will be set forth in an additional prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus supplement and the prospectus are part.

We have paid substantially all costs and expenses associated with the registration of the notes and the common stock issuable upon conversion of the notes. These expenses include the Securities and Exchange Commission’s filing fees, fees under state securities or “blue sky” laws and legal expenses. The selling securityholders will pay all underwriting discounts, commissions, transfer taxes and certain other expenses associated with any sale of the notes and the common stock issuable upon conversion of the notes. We expect that our expenses for this offering will be approximately $95,000.

The notes were issued and sold to the initial purchasers on October 26, 2005 in a transaction exempt from the registration requirements of the federal securities laws. We have agreed to indemnify each initial purchaser, the directors, officers, partners employees, representatives and agents of each initial purchaser and each selling securityholder including each person, if any, who controls any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each selling securityholder has agreed severally and not jointly, to indemnify us, our directors and officers and each person, if any, who controls us within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities arising under the Securities Act.

We have entered into a registration rights agreement for the benefit of securityholders of the notes to register their notes and common stock into which the notes are convertible under applicable federal and state securities laws under specific circumstances and at specific times. Pursuant to the registration rights agreement, we have agreed to use our commercially reasonable efforts to keep the registration statement of which this prospectus supplement and the prospectus are part effective until October 26, 2007, or the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of notes and common stock pursuant to the registration statement to which this prospectus supplement and the prospectus relate.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or common stock. The summary generally applies only to investors that hold the notes and common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of notes or common stock that for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State of the United States, including the District of Columbia, or (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A trust is a U.S. Holder if it is (1) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. The term “U.S. Holder” also includes certain former citizens and residents of the Untied States. A “Non-U.S. Holder” is a beneficial owner of notes or shares of common stock that is not a U.S. Holder (other than a partnership). If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of a note or common stock acquired upon conversion of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which the notes may be converted.

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting.

Amortizable Bond Premium

If a U.S. Holder’s tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, the Holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the tax basis over the stated redemption price at maturity of the note. The U.S. Holder may elect to amortize any such bond premium, using a constant yield method, over the remaining term of the note. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in such Holder’s income with respect to the note in that accrual period. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Other Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other disposition (other than conversion of a note into cash and shares of our common stock, the U.S federal income tax consequences of which are described under “—U.S. Holders—Conversion of Notes” below). The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s adjusted tax basis in the note. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note (i) increased by any market discount previously included in income pursuant to an election to include market discount in income as it accrues and (ii) reduced by any amortizable bond premium which the U.S. Holder has previously deducted. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. Subject to the application of the market discount rules, the gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

If a U.S. Holder purchases a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount. A U.S Holder may make an election to include in gross income all market discount that accrues on a note in accordance with a constant yield method based on the compounding of interest (a “constant yield election”). Such election may be revoked only with the permission of the IRS.

U.S. Holders will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition unless this market discount has been previously included in income by the U.S. Holder pursuant to an election by the U.S. Holder to include market discount in income as it accrues, or pursuant to a constant yield election by the U.S. Holder as described above. If the note is disposed of in certain nontaxable transactions, accrued market discount will be included as ordinary income to the U.S. Holder as if such U.S. Holder had sold the note in a taxable transaction at its then fair market value. In addition, the U.S Holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Conversion of Notes

Upon conversion of a note solely into cash, a U.S. Holder generally will be subject to the rules described under “—U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes” above.

The tax consequences of the conversion of a note into cash and shares of our common stock are not entirely clear. A U.S. Holder may be treated as exchanging the note for our common stock and cash in a recapitalization for U.S. federal income tax purposes. In such case, the U.S. Holder generally would not be permitted to recognize loss, but generally would be required to recognize capital gain in an amount equal to the lesser of the gain realized and the cash received (other than cash in lieu of a fractional share of common stock and any cash attributable to accrued interest), subject to the discussion under “—U.S. Holders—Constructive Distributions” below regarding the possibility that the adjustment to the conversion rate of a note converted in connection with a fundamental change may be treated as a taxable stock dividend. Subject to the market discount rules, the gain recognized by a U.S. Holder upon conversion of a note will be long-term capital gain if the holder held the note for more than one year, or short-term capital gain if the holder held the note for one year or less, at the time of the conversion. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate. Short-term capital gains are taxed at ordinary income rates. The U.S. Holder’s adjusted tax basis in the common stock received (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest) generally would equal the adjusted tax basis of the note, decreased by the amount of cash received (other than cash in lieu of a fractional share of common stock and any cash attributable to accrued interest), and increased by the amount of gain recognized. The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the note.

Alternatively, the conversion of a note into cash and shares of our common stock may be treated as in part a payment in redemption of a portion of the note and in part a conversion of a portion of the note into common stock. In such case, a U.S. Holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as sold and the portion of the note treated as converted into common stock based on their relative fair market values. Subject to the application of the market discount rules, the U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as sold equal to the difference between the amount of cash received by the U.S. Holder (other than amounts attributable to accrued but unpaid interest) and the U.S. Holder’s adjusted tax basis in the portion of the note treated as sold. With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize any gain or loss (except with respect to cash received in lieu of a fractional share of common stock), subject to the discussion under “—U.S. Holders—Constructive Distributions” below regarding the possibility that the adjustment to the conversion rate of a note converted in connection with a fundamental change may be treated as a taxable stock dividend. The tax basis allocated to the portion of the note treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest). The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the note.

Generally, upon conversion of a note acquired at a market discount into common stock, any market discount not previously included in income (including as a result of the conversion) will carryover to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale or other disposition of the common stock. However, whether a U.S. Holder that converts a note with market discount into cash and shares of common stock is required to recognize income with respect to all or a portion of its accrued market discount not previously included in income is uncertain. Prospective purchasers should consult their own tax advisors as to the tax treatment of the conversion of a note for cash and shares of our common stock.

With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder would be treated as if the fractional share were received and then immediately redeemed for cash. The U.S. Holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s basis in the common stock attributable to the fractional share.

Any cash and the value of any portion of our common stock that is attributable to accrued interest on the notes not yet taken into account would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued interest would begin the day after the date of conversion.

Distributions

If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s basis in its common stock, and any remaining excess will be treated as capital gain. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividend received deduction on a portion of any distribution taxed as a dividend. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15%, provided that certain holding period requirements are met.

Constructive Distributions

The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a distribution in the form of our stock. Such a constructive stock distribution could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. The adjustment to the conversion rate of notes converted in connection with a fundamental change, as described in the prospectus under “Description of the Notes—Make Whole Premium Upon a Fundamental Change,” also may be treated as a taxable stock distribution. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in PMC-Sierra. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to them. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate, and any adjustment to the conversion rate of notes converted in connection with a fundamental change that is treated as a stock distribution would be treated like distributions paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of the holder’s investment or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate described in the previous paragraph.

Sale, Exchange or Other Disposition of Common Stock

A U.S. Holder generally will recognize capital gain or loss on a sale, exchange or other disposition of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of common stock will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

Taxation of Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, at least 10% of our voting stock;

•	is a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; or

•	is a “controlled foreign corporation” that is related to us.

In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes), the certification requirements generally apply to the partners rather than to the partnership, and the partnership must provide the partners’ documentation to us or our paying agent.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “—Non-U.S. Holders—Taxation of Interest” above), unless:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business, in which case it would be subject to tax as described below under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business”;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to certain special rules that apply to expatriates;

•

subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case the gain would be subject to a flat 30%

tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Dividends

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note (and any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, as described under “—U.S. Holders—Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax, however, may be reduced or eliminated under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by delivering a properly executed IRS Form W-8BEN or appropriate substitute form.

Sale of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock, unless the exceptions described under “—Non-U.S. Holders—Sale, Exchange, Redemption, Conversion or Other Disposition of Notes” above apply.

Income or Gains Effectively Connected with a U.S. Trade or Business

The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a properly executed IRS Form W-8ECI or appropriate substitute form. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to individual U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “—Non-U.S. Holders—Taxation of Interest” and “—Non-U.S. Holders—Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its nonresident status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.